Business Plan:



2939 Compton Road, Cincinnati, OH 45251

Executive Summary

Nicci Willis & Company is a Cincinnati based real estate and consulting company that offers vacation rental properties in the Cincinnati and Las Vegas areas. NWC's properties balance mid-century modern and contemporary design, technology, and energy efficiency.

Vacation rental properties are the fastest growing segment of today's real estate market. The ever-increasing demand for alternative housing and lodging provides an opportunity to source the lack of supply of available housing.

We focus our efforts on renovating, updating, and furnishing existing properties. This course of action allows the properties to generate rental income at the highest price that the market will allow and establishes reputation in the vacation rental industry.

The Market

Vacation rental properties are the fastest growing segment of today's real estate market. The ever-increasing demand for alternative housing and lodging provides an opportunity to source the lack of supply of available housing.

Strategy

Nicci Willis & Company will initially focus their efforts on renovating, updating, and furnishing existing properties. This course of action will allow the properties to generate rental income at the highest price that the market will allow and establish reputation in the vacation rental industry.

Management Team

Nicci Willis & Company is led by Jameen Willis and Nicole Willis. Jameen has valuable insight and experience in the real estate industry. He bought his first investment property in 2002, and has owed and managed property since then. Jameen has been a licensed Realtor, Investor, and Entrepreneur for over 18 years, with hundreds of satisfied clients and successful investments. He is an entrepreneur at heart, with business interests in real estate, public speaking, and writing. He is currently affiliated with RE/MAX, a leading real estate company and one of the most recognizable brands and logos in the world.

He is also the CEO of the parent real estate investment company, Jameen Willis International. JWI specializes in mid century modern, contemporary, and unique properties, while providing opportunities for people to invest in real estate who may not have the time, money, or experience to successfully do it themselves.

Nicole (Nicci) Willis brings different assets to the company, coming from corporate America. Nicole has a bachelors of science in Marketing and an MBA in Business Administration with a concentration in Entrepreneurship. She has worked in the corporate world for General Electric, Procter and Gamble, and Kraft foods.

Nicci is a highly sought after event logistics manager and coordinator. She also is the founder and owner of Party Sitters LLC, a corporate event childcare company.

Objective/Goals

- To acquire and close on the current property 2939 Compton Road.
- Renovate and furnish the property with first phase of improvements.
- Rent property as a vacation rental maintaining rental occupancy at 75%.
- Improve occupancy by 10% per year for 2019 and 2020.
- Complete phase 2 of improvements by the first quarter of 2019.

Mission

Nicci Willis & Company provides high quality mid century modern, contemporary, and unique vacation rental properties in the Cincinnati area. NWC's properties offer state-of-the-art living conditions reflective of the rapid advancements in technology and a growing need for quality rental housing. Unlike many other real estate investment companies that are solely concerned with profits, our primary objective at NWC is to maintain the highest level of customer satisfaction that is achievable. NWC maintains competitive market rates, while working to increase occupancy and total profits earned.

Keys to Success

- To provide professional and quality customer service with a lasting reputation within the vacation rental industry.
- Maintain and increase occupancy while increasing the level of profits for the company and its investors.
- Providing one-of-a-kind housing that is energy efficient, modern, and tech savvy. Everything is custom and contemporary.
- Utilizing the in-house resources. In-house resources include Realtor, property management, and marketing. These are extremely valuable tools that will save on overhead and operational expenses.

Company Ownership

Nicci Willis & Company is a Limited Liability Company based out of Cincinnati, Ohio. It is owned and managed by principle investors, Jameen and Nicole Willis. Jameen Willis is acting Manager and holds a 49% share in the company. Nicole is acting CEO and holds a 51% share in the company.

Fulfillment

NWC's key fulfillment will be provided by management's dedication to a higher quality product. This is achieved through a solid network of contractors and vendors who are all dedicated to helping the company.

We will maintain a pool of professionals and companies in which to pull from for our needs. This will help us develop a rapport with our contractors, as well as maintain our high expectations.

Competitive Advantage

There are very few real estate investment companies that offer the same level of quality and technological amenities as Nicci Willis & Company. We also have a very high regard for customer service.

Promotion Strategy and Strategic Alliances

NWC's most successful promotion will come from word of mouth. Word of mouth spreads in the cities, communities, and industry of our unique appeal.

Our affiliations with RE/MAX Preferred Group and Jameen Willis International will be key on the acquisitions and operations end.

Our strategic alliances with vacation rental companies AirBNB, HomeAway, and Trip Advisor will be key and a major component to our marketing, rental rates, and occupancy. We will also personally market our properties through our parent company, Jameen Willis International.